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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3 )1

Acco Brands Corporation
(Name of Issuer)
Common Stock ($0.01 par value) and the associated preferred share purchase rights
(Title of Class of Securities)
000081T 10 8
(CUSIP Number)
Arthur Schiller
Lane Industries, Inc
One Lane Center
Northbrook, Illinois 60062
(847) 291-5703
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	000081T 10 8	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS: Lane Industries, Inc., a Delaware corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
36-2668230

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		124,924 shares.

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,869,613 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		124,924 shares.

WITH	10	SHARED DISPOSITIVE POWER:

7,869,613 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,104,537 shares.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.29%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO/HC

CUSIP No.	000081T 10 8	Page	3	of	6 Pages

1	NAMES OF REPORTING PERSONS: LED I, LLC, a Delaware limited liability company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
87-0754776

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,516,300 shares.

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

1,516,300 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,104,537 shares.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.29%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	000081T 10 8	Page	4	of	6 Pages

1	NAMES OF REPORTING PERSONS: LED II, LLC, a Delaware limited liability company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
87-0754777

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,463,313 shares.

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

6,463,313 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,104,537 shares.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.29%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Amendment No. 3 to Schedule 13D
     This Amendment No. 3 to Schedule 13D (this “Schedule”) is being filed jointly by Lane Industries, Inc., a Delaware corporation (“Lane”), LED I LLC, a Delaware limited liability company and wholly owned subsidiary of Lane (“LED I”), and LED II LLC, a Delaware limited liability company and wholly owned subsidiary of Lane (“LED II” and, together with LED I and Lane, the “Filing Parties”). This Schedule is being filed for the purpose of including the full text of Exhibit 99.5. The formerly redacted information contained on Exhibit 99.5 was the subject of a Confidentiality Treatment Request (the “Request”) submitted to the Securities and Exchange Commission on November 23, 2005. The full exhibit is being refiled because disclosure of those portions that were the subject of the Request is no longer harmful. This Schedule also reports the previous exercise of options by James A. Miller, the former Chairman of General Binding Corporation, satisfied in shares of Common Stock held by Lane.
     Except as amended hereby, the original Schedule 13D filed by Lane on August 26, 2005, as amended by Amendment No. 1 to Schedule 13D filed on November 23, 2005 and Amendment No. 2 to Schedule 13D filed on March 2, 2006, (the “Original 13D”), remains in full force and effect and shall be read together with this Schedule. Capitalized terms not defined herein shall have the meanings ascribed to them in the Original 13D.
Item 4. Purpose of the Transaction.
Item No. 4 is supplemented and amended as follows:
This Schedule is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended to include the full text of Exhibit 99.5.
Item 5. Interest in Securities of the Issuer.
Item No. 5 is supplemented and amended as of March 21, 2006 as follows:
     According to the Issuer’s most recent Form 10-Q/A, as of January 31, 2006, approximately 52,988,297 shares of Common Stock were outstanding.
     (a) and (b) The Filing Parties in the aggregate may be deemed to beneficially own 8,104,537 shares of Common Stock. This number of shares equals 15.29% of the outstanding Common Stock. The Filing Parties in the aggregate may be deemed to have the shared power to vote or direct the vote of and to dispose of or direct the disposition of 8,104,537 shares of Common Stock, which represents approximately 15.29% of the voting power of the Common Stock.
     Lane may be deemed to beneficially own 8,104,537 shares of Common Stock by virtue of the 124,924 shares of Common Stock held directly by Lane and the 7,979,613 shares of Common Stock held directly by LED I and LED II, which entities Lane controls. This number of shares equals 15.29% of the outstanding Common Stock. Lane may be deemed to have the sole power to vote or direct the vote of and to dispose of or direct the disposition of 8,104,537 shares of Common Stock, which represents approximately 15.29% of the voting power of the Common Stock.
     LED I may be deemed to beneficially own 1,516,300 shares of Common Stock. This number of shares equals 2.86% of the outstanding Common Stock. LED I may be deemed to have the shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,516,300 shares of Common Stock, which represents approximately 2.86% of the voting power of the Common Stock.

     LED II may be deemed to beneficially own 6,463,313 shares of Common Stock. This number of shares equals 12.20% of the outstanding Common Stock. LED II may be deemed to have the shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,463,313 shares of Common Stock, which represents approximately 12.20% of the voting power of the Common Stock.
     (c) On March 14, 2006, James A. Miller, GBC’s former chairman, exercised options that were satisfied with 110,000 shares of Common Stock held by Lane. The exercise price of the options was $7.813 per share. As a result of the exercise of Mr. Miller’s option, the number of shares of Common Stock held by Lane was reduced by 110,000.
     (d) Pursuant to the Forward Contract, Deutsche Bank AG has, under certain specified conditions (including default by LED I of its obligations thereunder), the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock pledged by LED I with Deutsche Bank AG.
     (e) Not Applicable.
Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Agreement and Plan of Merger, dated as of March 15, 2005, by and among Fortune Brands, Inc., ACCO World Corporation, Gemini Acquisition Sub, Inc. and General Binding Corporation (incorporated herein by reference to Annex A to the Issuer’s Amendment No. 2 to Registration Statement on Form S-4/A dated July 15, 2005)

99.2	Registration Rights Agreement, dated as of March 15, 2005, by and between ACCO World Corporation and Lane Industries, Inc. (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-4/A dated June 22, 2005)

99.3	Affiliate Letter, dated as of August 2, 2005 between Lane Industries, Inc. and Acco World Corporation*

99.4	Contribution Agreement dated as of November 9, 2005, by and among Lane Industries Inc., LED I LLC and LED II LLC*

99.5	Confirmation Agreement dated as of November 21, 2005 between LED I LLC and Deutsche Bank AG

99.6	Joint Filing Agreement dated as of November 22, 2005 among Lane Industries Inc., LED I LLC and LED II LLC*
* Previously filed with the Original 13D.

SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 21, 2006

LANE INDUSTRIES, INC.
By:	/s/ Arthur J. Schiller
	Name:	Arthur J. Schiller
	Title:	Senior Vice President, Secretary and General Counsel

APPENDIX I
INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF LANE
INDUSTRIES, INC., LED I LLC and LED II LLC
The following table sets forth the name, business address and principal occupation or employment at the present time for each director and executive officer of the Filing Parties, Inc. Unless otherwise noted, each person is a citizen of the United States and each such person’s business address is 1200 Shermer Road, 4th Floor, Northbrook, IL 60062.
A. Lane Industries, Inc.

Name and Address	Title	Principal Occupation

Andrew N. Lane	Director	Private Investor

19351 Highway 82 Carbondale, Co 81623

Jeffrey P. Lane	Director	President, Bell Ranch

Bell Ranch 706 Mule Creek Drive Solano, NM 87746

Nelson P. Lane	Director	Private Investor

1286 Spring Creek Road Silverthorne, CO 80498

Kenneth Aldridge	Director	President, Aldridge Electric

Aldridge Electric 28572 N. Bradley Road Libertyville, IL 60048

James Friedlieb	Director	Partner, Arthur Andersen

Arthur Andersen 33 West Monroe Street Chicago, IL 60603

Harry Mosgrove	Director	Private Investor and Consultant

8065 Iris Street Arvada, Colorado 80005

Forrest M. Schneider	Executive Officer	President and Chief Executive Officer of Lane Industries, Inc.

Arthur J. Schiller	Executive Officer	Senior Vice President, Secretary & General Counsel of Lane Industries, Inc.

1

Name and Address	Title	Principal Occupation

Richard R. Fabbrini	Executive Officer	Senior Vice President and Chief Financial Officer of Lane Industries, Inc.

Jaime Knez	Executive Officer	Vice President — Treasurer of Lane Industries, Inc.

William M. Keating	Executive Officer	Vice President of Lane Industries, Inc.
B. LED I LLC

Forrest M. Schneider	Executive Officer	President

Richard R. Fabbrini	Executive Officer	Vice President

William M. Keating	Executive Officer	Vice President

Arthur J. Schiller	Executive Officer	Secretary

Jaime Knez	Executive Officer	Treasurer
C. LED II LLC

Forrest M. Schneider	Executive Officer	President

Richard R. Fabbrini	Executive Officer	Vice President

William M. Keating	Executive Officer	Vice President

Arthur J. Schiller	Executive Officer	Secretary

Jaime Knez	Executive Officer	Treasurer

2